Exhibit 2
                                                                       ---------


               [THIRD POINT MANAGEMENT COMPANY L.L.C. LETTERHEAD]



VIA FACSIMILE & U.S. MAIL

August 21, 2003

Warnaco Board of Directors
The Warnaco Group, Inc.
90 Park Avenue
New York, New York 10016

Dear Ladies and Gentlemen:


Third Point Management Company L.L.C. ("Third Point"), is investment advisor to Third Point Partners L.P. and certain affiliates that have acquired 2,252,000 shares of Warnaco Corporation Inc. ("Warnaco" or the "Company"), representing 5.0% of the issued and outstanding stock, carrying a market value of $35.8 million at yesterday's closing price of $15.90.

Do not confuse our significant equity stake with a vote of confidence in the Company's Chairman, C.E.O. or certain members of the Board of Directors. In fact, we have grave concerns about the competency, judgment and motivation of these individuals for reasons that shall be set forth in this letter.

Nor are we bitter shareholders, significantly under water, like the commercial banks that inherited a stock position because they exercised poor judgment in lending money to a Linda Wachner-led Warnaco at par. We came about our initial holdings via opportunistic purchases of bank debt in the secondary market at prices as low as 27% of face value. These timely initial purchases allowed us to create equity in Warnaco at the equivalent of approximately $6.50 per share, a 59% discount to yesterday's closing price. We purchased additional shares after the Company emerged from Chapter 11 bankruptcy and made our most recent purchase of 52,000 shares over the past ten days. As a result of that purchase, we are required by Regulation 13D of the Securities Exchange Act of 1934 to file with the SEC a statement reflecting the views set forth in this letter.

This letter is the outcome of an ongoing investigation by Third Point and certain parties (the "Investigation") into current Board Members' qualifications and their histories that we have been conducting as part of our due diligence process. Our decision to set forth our findings and recommendations in a written communication is due to a series of actions by various members of the Board and management reflecting a refusal to discuss our concerns with us in good faith, culminating in management's failure to take our call during the question and answer period on the Company's August 11, 2003 quarterly conference call. It saddens me to have to communicate with the Board in this way; however, the fact that we were shut out of the question and answer period and that Mr. Gromek, the C.E.O., has declined to meet with us despite numerous invitations has left us with no other choice but to produce our concerns in writing and to share those concerns with our fellow shareholders in order to protect our investment.

Our poor opinion of Company management does not extend into the ranks of those working to build the Warnaco brands at the operating level. On the contrary, we believe the achievements of the Company's operating divisions have been obscured by its corporate management and its Board. We fear the spirit of Warnaco's former management has not yet been completely exorcised from the Company.

ACCORDINGLY, WE DEMAND THAT THIRD POINT BE PERMITTED TO DESIGNATE EITHER ITS MANAGING MEMBER, DANIEL S. LOEB, OR AN APPOINTEE TO THE COMPANY BOARD. ALTHOUGH WE HAVE NOT DISCUSSED THIS MATTER WITH OTHER SHAREHOLDERS, WE DEMAND THAT THE OTHER TWO LARGEST POST-BANKRUPTCY SHAREHOLDERS BE ALLOWED TO APPOINT ONE REPRESENTATIVE EACH FOR A TOTAL OF THREE REPRESENTATIVES.

We have spoken to financial advisors and industry participants who believe that there would be significant interest in the Company's operations if broken up and sold in an auction process and that a value significantly in excess of the Company's current market price could be realized. In fact, during the bankruptcy process, it was reported that the Company was in discussions to sell the Calvin Klein brands to a strategic competitor. WE DEMAND THAT AN INVESTMENT BANKER BE RETAINED TO EVALUATE OPTIONS TO MAXIMIZE SHAREHOLDER VALUE AND TO DETERMINE WHETHER IT IS IN SHAREHOLDERS' INTERESTS FOR THE COMPANY TO CONTINUE AS AN INDEPENDENT CONCERN.

INVESTIGATION SUMMARY AND CONCLUSIONS
-------------------------------------

STUART BUCHALTER, Chairman of the Board of Directors, extracted $500,000 as a non-executive Chairman in 2002 and currently receives the indefensible salary of $250,000 -- an outrageously high sum for a non-executive Chairman who has already been gifted 12,975 free shares. Appallingly, Mr. Buchalter also received a one-time cash bonus of $210,004 upon the Company's emergence from bankruptcy in February, 2003. It is surprising to us that Mr. Buchalter has managed to insinuate himself as Chairman of the Company given his past experience and prior role in the destruction of Standard Brands Paint ("Standard Brands"). (Details of this woeful tale of apparent mismanagement, self-dealing, abuse of corporate defenses, and ultimate financial failure, are chronicled in Appendix I to this letter). As Chief Executive Officer of Standard Brands Paint ("Standard Brands"), Buchalter rejected a $310 million offer for that company and erected takeover defenses to entrench himself. Standard Brands subsequently filed for bankruptcy resulting in the elimination of equity value and impairment to Standard Brands' creditors. Mr. Buchalter is also director of bankrupt E4L, Inc. (OTCBB: ETVL). This affiliation is omitted from his biography contained in the Company's Proxy Statement. We were interested to learn that Mr. Buchalter's law firm, Buchalter, Nemer and Fields was named for his late father, Irwin and that Mr. Buchalter served on the Board of Earl Scheib (ASE: ESH Market cap $12 million), a company chaired by his father. With regard to Warnaco, it appears to us that Mr. Buchalter seems to be most interested in receiving as much cash and free shares from the Company as possible. Note that Mr. Buchalter has never purchased a single share in the Company. Notwithstanding Mr. Buchalter's evident disregard for shareholders, he is Chairman of the Company's "Nominating and Corporate Governance Committee" and a member of both the Company's "Compensation Committee" and "Audit Committee." As shall be discussed below, the directors hired by the Buchalter-led Nominating Committee, have little economic interest in the Company and were, in our view, put in place to entrench Mr. Buchalter. MR. BUCHALTER'S INTERESTS ARE NOT ALIGNED WITH SHAREHOLDERS' AND WE INSIST THAT HE RESIGN FROM THE BOARD OF DIRECTORS EFFECTIVE IMMEDIATELY.

JOSEPH GROMEK, Chief Executive Officer, has been generally unresponsive to us and other shareholders. He had not been formally employed, to the best of our knowledge, for over 15 months when offered the position at the Company. His background running Brooks Brothers, a staid retailer of out-dated men's fashions catering to the country club set (http://www.brooksbrothers.com/ countryclub/landing_countryclub.tem) was marked by a series of disappointments, according to press reports. We were surprised by the Board's choice to hire Mr. Gromek, particularly considering the better-qualified internal candidates. His initial efforts at Warnaco do not suggest the necessary abilities required to effectively run the Company. We were particularly chagrined by Gromek's handling of the Company's recent high yield offering where we believe that the Company paid an unduly high interest rate in a deal that was substantially oversubscribed. WE URGE MR. GROMEK TO RESIGN AS CHIEF EXECUTIVE OFFICER AND BOARD MEMBER AND TO ASSUME THE ROLE OF EXECUTIVE VICE PRESIDENT OF COMMUNICATIONS AND DIRECTOR OF INVESTOR RELATIONS FOR THE REMAINDER OF HIS CONTRACTED TERM AS AN OFFICER OF THIS COMPANY.

TONY ALVAREZ, in his capacity as Chief Restructuring Officer, did a commendable job as Interim Chief Executive Officer of the Company, for which he was paid immensely well. According to the Company's Proxy Statement dated April 29, 2003, Mr. Alvarez was paid over $6 million in base salary and cash incentive bonuses during his tenure. In addition, Mr. Alvarez received 266,400 shares currently valued in excess of $4 million upon reorganization. It appears that Mr. Alvarez continues to be paid $750 per hour for ongoing "transitional services," a sum that we find difficult to condone. Mr. Fogarty, the interim CFO, has been billing his time at a rate of $475 per hour, an annualized salary in excess of $950,000. Such a high rate of compensation brings to question the incentives to find a permanent CFO. In fact, when triangulating the information contained in the June 30, 2003 10Q, the April 2003 proxy and the May 27, 2003 Debt Prospectus it was revealed that Alvarez & Marsal, Inc., a firm where Mr. Alvarez and Mr. Fogarty are partners, extracted over $12 million in cash and shares from the Company.

During the second quarter of 2003, a period that began well after the completion of the restructuring and about the time of Mr. Gromek's hire, Alvarez & Marsal, Inc. received $514,000 in payments for executive services. When factoring in a full quarter of compensation for Mr. Fogarty and a month of compensation for Mr. Alvarez at the rates of $475 per hour and $125,000 per month respectively, this leaves approximately $140,000 of cash compensation unaccounted for. We can only guess that this $140,000 represented an additional 180 hours-plus of "transitional" billing time from Mr. Alvarez. Our call to Mr. Fogarty on this matter, among others that became apparent in the recent 10Q filing, went unanswered.

The high sums Mr. Alvarez and Mr. Fogarty have received suggest to us and others that they view this Company as a "honey pot" from which to extract as much "nectar" (shareholders' cash) as possible. It is high time that Mr. Alvarez move onto his next bankruptcy assignment where the courts are generous in permitting exorbitant fees for professional services. WE INSIST THAT MR. ALVAREZ CEASE AND DESIST FROM PROVIDING SUCH HIGH-PRICED "TRANSITIONAL SERVICES" TO THE COMPANY EFFECTIVE IMMEDIATELY AND, IF UNWILLING TO TERMINATE SUCH FEES, RESIGN EFFECTIVE IMMEDIATELY FROM THE BOARD OF DIRECTORS. WE FURTHER DEMAND THAT MR. FOGARTY RESIGN AS A $475 PER HOUR CFO AND THAT A NEW CFO BE APPOINTED IMMEDIATELY.

SHEILA HOPKINS, recently elected to the Company Board, is currently Vice President and General Manager of U.S. Personal Care at Colgate Palmolive Corp. (NYSE: CL) and was previously a Vice President at Tambrands Inc. As part of the Investigation, we conducted a series of interviews with her and fellow employees. We inquired about the relevance of her experience as a mid-level executive marketing consumer brands such as Lady Speed Stick and Tampons to a diversified apparel concern such as the Company. She stated that her 20 years of experience in marketing would be useful to the Company. When we probed further, she responded by saying that it was not appropriate for her to discuss her views with shareholders. We explained that as a significant shareholder we believed it was appropriate for her to share her marketing insights as they applied to the Company. We then asked her how many shares she had purchased with her own money. She replied that it was none of our business. I explained to her that, on the contrary, as one of the Company's largest shareholders holding 2,252,000 shares, it was my business to ensure that we were represented by like-minded individuals who shared a stake in the Company, or as Warren Buffett of Berkshire Hathaway (NYSE: BRK/A) says, have

"skin in the game." As the interview proceeded, it became clear to me how important it is for directors to own a stake in the companies they serve. When I asked her how many Company shares were outstanding, her reply was: "I don't have that information in front of me." Wrong answer. She was also unable to tell us the Company's revenues generated in the most recent quarter. We shareholders demand that the Directors have a rudimentary knowledge of the Company's financial position, including an approximate idea of the market capitalization and sales. This is not an unreasonable request, even for directors new to the job, who should have done their own due diligence and read recent financial statements. ACCORDINGLY WE DEMAND THAT SHEILA HOPKINS RESIGN IMMEDIATELY FROM THE COMPANY'S BOARD OF DIRECTORS DUE TO OUR IMPRESSION OF HER INABILITY TO CARRY OUT HER FIDUCIARY DUTIES.

CHARLES PERRIN was abruptly relieved of his duties as Chief Executive Officer of Avon Products (NYSE: AVP) in November 1999 when the stock plummeted from $36 to about $26 in one day (already down from the mid-50s during the summer of 1999) as a result of significant disappointment in Avon's results under his management. Evidently, Mr. Perrin has not been formally employed since his departure from Avon except as a director of Warnaco. We are curious what specific insights Mr. Perrin offers to Warnaco. We are also concerned that, with no other apparent source of income, Mr. Perrin might become reliant upon the $65,000 in annual salary and free stock grant to sustain himself, thus clouding his judgment on such matters that might bring an end to this source of income (aside from severance from Avon). Mitigating our concerns, however, is the fact that Mr. Perrin did purchase 10,000 Warnaco shares. WE DO NOT INSIST UPON MR. PERRIN'S RESIGNATION AS WE APPLAUD HIM FOR BEING THE ONLY NON-EXECUTIVE DIRECTOR TO PURCHASE COMPANY SHARES.

ADDITIONAL DEMANDS AND RECOMMENDATIONS
--------------------------------------

o The Investor Relations function, currently being handled by Alison Malkin at Integrated Corporate Relations ("ICR"), is wholly inadequate for a company of Warnaco's size. Many shareholders and potential shareholders have complained that ICR lacks the depth of knowledge required to satisfy the investor relations function. As mentioned above, we believe that Joseph Gromek should handle that function until such time that his employment agreement expires. Otherwise, we urge the Company to assign the task to a full-time employee and terminate the ICR relationship immediately.

o The Warnaco website is a debacle. It is shocking that the website is in such disarray given that the Company Board boasts several supposed experts in marketing. It is poorly designed and provides scant information for investors or others interested in the Company. The image projected of the Company is cheap and tawdry. When you click on to the Warnaco site (www.Warnaco.com) the first image that you are welcomed with is a collage of mostly semi-nude models, the centerpiece of which is that of a buff hairless boy bulging out of his Calvin Klein underwear. The site then shifts to a page of poorly reproduced black and white logos before bringing the user to the Home Page, which contains several links. Under "Presentations," there are none. Under "Analyst Coverage," there is no reference. Most insulting, under "Management", there is a list of the Company's directors, three senior officers (including Jay Galuzzo, the 28 year old General Counsel), but no mention of the corporate officers who are so integral to the success of the Company, namely John Kourakos Head of Sportswear, Roger Williams, Head of Swimwear and Tom Wyatt, Head of Intimate Apparel. Compare this to the Phillips Van Heusen website (www.pvh.com) where the links to the "Management" section provides a detailed list of corporate executives. I only wish that the marketing geniuses on the Company Board were too busy reading the Company's financial statements to check out the Company website. Such a wish has about as much probability of fulfillment as one duly lodged with the tooth fairy.

o While Speedo's wholesale business appears to be healthy, Speedo Retail stores need a face-lift, both in store design and merchandising. If the Company plans to fill its admirable mission described by Mr. Gromek as taking the Speedo Brand "out of the pool, onto the beach and onto the street" there must be something done to fix the stale designs and poor merchandising. I only hope that Mr. Gromek does not attempt to reinvigorate the collection with designers from his days at Brooks Brothers. THE SPEEDO STORES NEED AN IMMEDIATE DESIGN AND MERCHANDISING PLAN TO FIX THE DATED IMAGE THAT SPEEDO HAS IN ITS RETAIL OUTLETS NOW.

BACKGROUND TO THE INVESTIGATION
-------------------------------

Third Point was attracted to Warnaco for its world-class brands and ability to generate significant cash flow. We believed Linda Wachner, the utterly disgraced and notoriously incompetent former CEO who presided over the demise of the Company, had left behind a taint that affected the valuation of the Company even after her involuntary removal from the Company. The odor left behind by Ms. Wachner's malfeasance was so pronounced that even vulture investors turned away from investing in the Company at the equivalent of $6.50 a share. Since we base our investment decisions on facts and financial results as opposed to sentiment, in early 2002, we leapt at the opportunity to enter the business at approximately 3.7x EBITDA and to relieve the banks of approximately $85 million face amount of bank loans, while the Company was still in bankruptcy, making Third Point one of the Company's largest creditors.

In 2002, we caught wind of a disturbing development in the restructuring process reported in a November issue of Women's Wear Daily ("WWD"), namely that the Board and the Steering Committee of Creditors were attempting to sell the Company's crown jewel, its Calvin Klein brands, at a bargain basement price. We believed that transaction served neither the long-term interests of the Company nor those of its future shareholders. The transaction, recommended by a financial advisor, in our opinion, did not make financial sense. It appeared to us that such a transaction only served the fee-generating interests of the restructuring professionals -- who had already extracted millions in fees. We concluded that we needed a "seat at the table" and offered to serve on the Company's Steering Committee with other creditors. I explained to Mr. Buchalter that since we were creditors that planned to be long-term shareholders, we would like a voice in the restructuring process. Our offer to serve on the Steering Committee was rebuffed, notwithstanding our large debt holdings.

Frustrated by the Steering Committee and Board's unwillingness to represent our interests in the restructuring process, we and two other disenfranchised creditors sent a detailed letter dated December 5, 2002 addressed to James Fogarty, C.F.O of the Company and a partner at Alvarez & Marsal, Inc. Although the sale was not completed, its failure was due to technicalities in the transaction and not a withdrawal of the process as we recommended.

It became clear to us that the Company needed a strong voice on the Board representing shareholders who had actually purchased shares voluntarily as opposed to receiving them via free stock options or inheriting them as a result of a failed loan. I offered to serve as a Company Director to Mr. Buchalter, Chairman of the Nominating Committee and was assured by him that I would be contacted by a representative of Heidrich & Struggles (OTC: HSII), the firm retained to conduct the search for new directors.

I submitted my qualifications to serve on the Board:

o I am a graduate of Columbia University with a degree in economics, 41 years of age and have approximately twenty years of investment experience, including a career that started in the venture capital firm of E. M. Warburg Pincus and Co. I worked at Jefferies and Co. as a high yield and distressed debt analyst and trader and then Citicorp Securities in the high yield department. I am President of the Daniel S. Loeb/Third Point Foundation, a charitable entity dedicated to providing financial support to organizations involved in education, healthcare and women's rights.

o I founded Third Point, a firm dedicated to event-driven value-oriented investing, in June 1995. Our firm has one of the top track records and in 1997 we were voted "Best Event-Driven Manager" by a body of investment professionals and won the Alternative Investment Award. Third Point's assets under management have grown from $3.0 million at inception to over $500 million today. A dollar invested in Third Point Partners, LP at its inception would be worth over seven dollars today.

o I was a Director of Radia Communications, an 802.11(a/b/g) wireless LAN semiconductor company, where I made a significant impact on its success. David Fisher, its C.E.O, has said that without my personal efforts Radia would not have succeeded. At Radia, Third Point was the initial and founding shareholder as well as lead investor. We led several rounds of subsequent venture financing during the most difficult periods in memory for such financing. Radia has since been sold to Texas Instruments (NYSE:
     TXN) for an undisclosed sum. While we cannot reveal the terms of the transaction, Third Point, Radia's management, and our advisors, Thomas Weisel Partners were pleased with the outcome. To read more about the transaction, please see the press release: http://www.ti.com/corp/docs/press/company/2003/c03041.shtml

o As Managing Member of Third Point, advisor to funds controlling over 5% of the Company shares valued at over $35 million, I have a significant economic stake in the Company.

Several months after my initial approach, I was finally contacted by the executive search firm. What ensued was the equivalent of a Kangaroo Court to determine my qualifications to join the Board. Given my stake in the Company, my success as an investor and my track record as a corporate director, I fully expected my candidacy to be approved or at least taken seriously. However, how seriously could it have been taken since nobody from Heidrich & Struggles bothered to contact anyone with whom I served on the Radia Board? I DEMAND TO SEE THE MINUTES FROM THE BOARD MEETING WHERE MY CANDIDACY WAS DISCUSSED AND WHAT THE RATIONALE WAS FOR BLACKBALLING ME.

I was surprised that, as one of the Company's largest owners, I was treated so shabbily by Mr. Buchalter, the Chairman of the Nominating Committee. I was not even informed that I had been passed over for the Board position but had to surmise it from the announcement of the appointment of others. Nevertheless, I swallowed my pride and trusted that the Committee must be considering another large shareholder or at least individuals who are considered giants in the field of marketing and brand management and who could make a substantial contribution to the Company. On April 28, 2003 the Company announced the appointment of David A, Bell, Chairman and CEO of Interpublic Group Inc. (NYSE: IPG) and Charles R. Perrin, former CEO of Avon Products (NYSE: AVP) and Duracell. Most recently, Sheila Hopkins, a Vice President of Colgate Palmolive was appointed to the Board.

CONCLUSION
----------

The dipping into of Warnaco's coffers by greedy advisors and directors must stop now.

We demand a seat on the Company's Board of Directors.

We have reviewed the Company's bylaws and understand that shares representing 15% of the outstanding stock can call a special meeting to replace the Board of Directors. Should you not accept our demands, we may organize with other disgruntled shareholders to convene such a special meeting.

We look forward to your response to this letter and hope that your response reflects an understanding and appreciation of your fiduciary duties, including the duties of good faith, due care and candor, to the shareholders of the Company.


Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb

APPENDIX A: STUART BUCHALTER BACKGROUND INFORMATION
---------------------------------------------------

After our initial investigation of the above Directors, I began to grow uneasy and it appeared as if the Nominating Committee, now named the Nominating and Corporate Governance Committee, was intentionally hiring light-weight directors with no economic stake so as to insulate Mr. Buchalter and Mr. Alvarez and to allow them to make their numerous trips to the Warnaco "honey pot" where they so readily helped themselves to generous fees and free stock grants.

I knew little of Mr. Buchalter other than what he told me about himself. He informed me that he had known my father, a former partner at Irell and Manella in Los Angeles and had known my late, great-aunt, Ruth Handler, the legendary founder of Mattel, Inc. (NYSE: MAT). I met Mr. Buchalter in person at a Warnaco Annual Meeting, a handsome middle-aged gentleman, his shock of gray hair and beard and his bold red striped shirt and polka dot red tie made him look oddly like Burt Reynolds character, the pornographic producer, in the film, "Boogie Nights". His wife, who came to the Annual Meeting, informed me that we were somehow distant cousins and told me that she would send me an invitation to a family reunion in Denver (an invitation that never arrived). At the meeting, I stood up and expressed my views on corporate governance reading a section from Mr. Warren Buffett's annual letter to shareholders in which he discusses the importance of directors' true ownership in a company. (The full text of the letter is on the Berkshire Hathaway website http://www.berkshirehathaway.com/letters/2002.html) and should be mandatory reading for all corporate directors. Mr. Buchalter proclaimed his dedication to shareholder rights and claimed that the Warnaco Board would be a model in corporate governance. But alas, it was not to be so.

Hence, one can imagine my shock and dismay as we conducted our investigation into Mr. Buchalter's compensation on the Warnaco Board as well as his prior employment history. Mr. Buchalter mentions his membership on the City National Corp.'s (NYSE: CYN) Board of Directors, a Beverly Hills-based bank known for lending to the entertainment industry. What he does not mention is his membership on the Board of Directors of E4L, the former National Marketing, whose shares trade on the Pink Sheets at one one hundredth of a cent and is currently operating under bankruptcy protection. Evidently, Stuart Buchalter attracts bankruptcies the way Pigpen (of Charlie Brown fame) attracts a cloud of filth hovering overhead. Nor does he mention his prior membership to the Board of Earl Scheib ("I'll paint any car for $99.99"), a company on which his father served as Chairman. Unfortunately, as the Investigation revealed, Mr. Buchalter's career is like an Earl Scheib paint job, attractive on the surface but soon to peel off and reveal the rust that lays beneath the surface.

The cornerstone of Mr. Buchalter's career was his role in the management of Standard Brands, a company where he rose from the ranks of General Counsel to Chairman and Chief Executive Officer.

     The search for ways to cut costs is intense. "We all got a little bit lazy, and now we're forced to look at each expense and figure out what's it doing for me," said STUART BUCHALTER, chairman of the Standard Brand Paint Company of Torrance, Calif. His company has not been able to raise prices for 18 months due to competition from off- price warehouse stores. "We've learned that inventories don't have to grow by 10 percent a year." (New York Times August 11, 1985)

A Forbes article dated June 29, 1987 chronicled the sorry performance of Standard Brands under Mr. Buchalter's management in an article entitled "Painted into a corner."

     "RUMORS, ONLY RUMORS," Chairman STUART BUCHALTER told his shareholders at Standard Brands Paint Co.'s May 29 annual meeting. The story was that someone had been buying blocks of shares of the Torrance, Calif.-based do-it-yourself paint discounter. Given the company's stock performance in recent years, shareholders could be forgiven for wishing that the takeover talk was more than rumor.

     At a recent $ 23 a share, Standard Brands fetches less than it did in 1983, when the bull market was still a calf. Last year Standard Brands earned $ 15 million on sales of $ 327 million, less than it earned in 1980 on sales of $ 210 million. Profits are off nearly 28% since the 1984 peak.

     These mediocre results are all the more surprising since Standard Brands caters to the do-it-yourself home repair crowd, one of the fastest-growing retail segments around. It sells home decorating products such as paint, carpet, wallpaper, window coverings and art supplies at discount prices through 140 company-owned stores in 95 cities in nine western states. Standard Brands makes 80% of the paint it sells...

     Standard Brands' policy of promoting from within, another article of faith, seems to have produced an overwhelming case of management myopia. President Marvin Wager, 62, has been around since 1952. When Sidney Greenberg, son of Dan (one of the cofounders), retired as chairman in 1981, the board of directors looked to an outsider for new ideas. It got no further than STUART BUCHALTER, corporate counsel. Buchalter, 49, is personable and quick, but a merchandising star on the Samuel Walton or Leslie Wexner model he is not. (Forbes, June 29, 1987)

Evidently, not only was Mr. Buchalter no merchandising star but he was not much of a financial star either for on July 28 1987, the United Press reported that Stuart Buchalter and the Standard Brands Board had "rejected a $300 million takeover bid from New Zealand's Chase Corp." in an article entitled "Standard Brands rebuffs $300 million offer."

     "The board's decision was based on many factors," said STUART BUCHALTER, Standard Brands chairman and chief executive officer.

     Buchalter said the offer was based on what he termed a "wholly unrealistic" business plan "which reflects no understanding of Standard Brands business and assets and is inconsistent with the maximization of shareholder value."

     The price of company's shares have increased in recent weeks on rumors of a possible takeover, despite actions taken by Standard Brands to thwart an unwanted suitor. In May, the company reincorporated in Delaware and adopted anti-takeover measures.

     Standard Brands said its directors determined the unsolicited $28-a-share offer was not in the "best interests" of shareholders. (United Press International, July 28, 1987)

After having reached a high of $31.88 in the wake of the hostile bid, Standard Brands shares plummeted over 30% to $21.50 per share when Mr. Buchalter and his Board made the ill-fated decision to leverage up Standard Brands' balance sheet with $185 million in debt to repurchase shares in a 1987 tender offer.

So great was shareholder disgust in Mr. Buchalter and his "management" of Standard Brands, that in 1991, John Latshaw, a private investor attempted to wrestle control of the Company via a proxy contest.

Yet another article chronicled the steady decline in earnings per share under the Buchalter regime.

     SIX YEARS OF PAIN
     Earnings of Torrance-based Standard Brands Paint Co. have fallen for six straight years -- and now, several big shareholders have decided that enough is enough.

     Earnings per share
     '84: 1.87
     '85: 1.40
     '86: 1.33
     '87: 0.79
     '88: 0.57
     '89: 0.36
     '90: -0.80
     '91*: -0.95
     *Estimate
     Earnings exclude gains and losses from discontinued operations
     Source: Value Line Investment Survey

By August 1991, not only had Mr. Buchalter lost the confidence of his shareholders but his employees were publicly venting their disgust with his reign. In an August 19, 1991 article in the Los Angeles Business Journal entitled "Standard Brands paints a brighter scene:"

     Meanwhile, half of the company's employees have been without a labor contract since December, with no progress reported.

     Adding fuel to an already kindled fire, a group of employee shareholders -- who control about 20 percent of the company's stock -- sued to force the company to hold an annual meeting. Standard Brands officials said last week the suit has been dismissed, but the plaintiff says it hasn't.

     The group has also waged a proxy fight, which the employee shareholders say is still going on but the company says is null and void. (Los Angeles Business Journal, August 19, 1991)

Particularly disturbing, in the course of the Investigation was Mr. Buchalter's apparent lining of his own pockets while he was in the process of ruining the company. In a Los Angeles Times article dated February 7, 1992 titled "Investors Seeking Voice On Execs' Pay May Get It," Stuart Buchalter is held out as a poster-child of self-dealing:

     Take the case of Standard Brands Paint Co., a Torrance-based paint retailer whose profits have been falling for six years. The company, with $300 million in annual sales, now teeters on the verge of Chapter 11 bankruptcy. Its stock, $31 in 1987, now trades for $1.88.

     STUART BUCHALTER, the CEO who has presided over Standard's long decline, earned $429,874 in fiscal 1990. In addition, he was paid $23,750 under a "target bonus plan" -- even as the company's earnings plunged further.

     Why would Standard's board of directors pay a bonus to Buchalter in a disastrous year? A company spokesman says the bonus was based on Buchalter's ability to reach certain cash-flow targets "to keep the company going.

     In other words, though Standard was collapsing, it hadn't yet collapsed completely -- so the directors decided Buchalter deserved a bonus. (Los Angeles Times, February 7, 1992)

Just 7 months after this scathing article and 5 years after Stuart Buchalter rejected a $310 million offer for the company, Mr. Buchalter's term as CEO ended ignominiously when Standard Brands filed its Plan of Reorganization with the U.S. Bankruptcy Court in Los Angeles.

One can only wonder how, with this blight on his record, Stuart Buchalter would be allowed a position as an officer or director of a public company. We at Third Point believe that Warnaco shareholders and employees deserve better.